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Filed Pursuant to Rule 433
Registration Statement No. 333-137846
May 6, 2008

TransAlta Corporation

Pricing Term Sheet

Issuer:	TransAlta Corporation
Expected Ratings:	Baa2/BBB
Security Type:	SEC Registered
Size:	US$500,000,000
Maturity:	May 15, 2018
Coupon:	6.650%
Price:	99.724% ($498,620,000)
Yield to Maturity:	6.688%
Spread:	+285 basis points
Benchmark Treasury:	3.500% due February 15, 2018
Treasury Yield/Price:	3.838%/97-08+
Settlement Date:	May 9, 2008
Interest Payment Dates:	May 15 and November 15 of each year commencing November 15, 2008
Make-Whole Call:	T+45 basis points
CUSIP#:	89346D AC1
Joint Book-running	Citigroup Global Markets Inc.
Managers:	HSBC Securities (USA) Inc.
Lead Manager:	Wachovia Capital Markets, LLC
Co-Managers:	CIBC World Markets Corp. Greenwich Capital Markets, Inc. RBC Capital Markets Corporation Scotia Capital (USA) Inc.

Please note that:

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TransAlta has received regulatory approval from the Toronto Stock Exchange for the continuation of its normal course issuer bid program. As in 2007, TransAlta has the approval to purchase, for cancellation, up to 19,884,460 of its common shares, representing 10 per cent of TransAlta's public float as of April 23, 2008. The normal course issuer bid program will begin on May 6, 2008 and continue until May 5, 2009, or such earlier date as TransAlta may complete its purchases. Purchases will be made on the open market through the TSX at the market price of such shares at the time of acquisition. Daily purchases will not exceed 236,119 common shares representing 25 percent of the average daily trading volume for the six calendar months prior to the date of approval of the bid by the TSX, subject to block purchase exceptions outlined in the TSX rules. TransAlta's average daily trading volume during the last six calendar months was 944,476 common shares. TransAlta may also issue put options to facilitate the purchase of common shares pursuant to the normal course issuer bid program provided that no such put options may be issued without prior consent of the TSX.

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On page S-16 of the Preliminary Prospectus Supplement, revenues for the three months ended March 31, 2007 should be CDN$669 million and earnings (loss) before income taxes as at December 31, 2006 should be CDN$(81) million.

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On page S-14 of the Preliminary Prospectus Supplement, in footnote (1) ", $400 million bridge facility" should be inserted immediately after "$320 million of committed bi-lateral facilities".

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or HSBC Securities (USA) Inc. toll free at 1-866-811-8049.

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TransAlta Corporation Pricing Term Sheet